

September 13, 2013

<u>VIA E-Mail</u>
John J. Bulfin, Esq.
The Geo Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242

  Re: The Geo Group, Inc.
    Form 10-K for the year ended December 31, 2012
    Filed on March 1, 2013
    File No. 001-14260

Dear Mr. John J. Bulfin, Esq.:

  We completed our review of your Form 10-K filing on September 12, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Robert F. Telewicz Jr.

          Robert F. Telewicz Jr.
          Senior Staff Accountant